EXHIBIT 12
REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Years Ended
	October 2,	January 2,	December 27,	December 29,	December 31,	December 31,
	2010	2010	2008	2007	2006	2005
Earnings available for fixed charges:
Income before taxes and
Noncontrolling interests	$186,889	$137,955	$199,263	$180,343	$170,568	$108,947
Interest expense	14,358	23,284	32,647	26,650	24,160	26,067
Estimated interest component of rental expense	5,007	6,297	5,318	4,433	2,500	2,705

Total earnings available for fixed charges	$206,254	$167,536	$237,228	$211,426	$197,228	$137,719

Fixed charges:
Interest expense	$14,358	$23,284	$32,647	$26,650	$24,160	$26,067
Estimated interest component of rental expense	5,007	6,297	5,318	4,433	2,500	2,705

Total fixed charges	$19,365	$29,581	$37,965	$31,083	$26,660	$28,772

Ratio of earnings to fixed charges	10.7	5.7	6.3	6.8	7.4	4.8